The following report is for the public filing.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70348

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/24__   AND ENDING __12/31/24__
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __HEWLETT POINT SECURITIES, LLC__

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__3932 BADEN DRIVE__
(No. and Street)

__HOLIDAY__	__FL__	__34691__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Alan Roggen__	__561-802-0741__	Alan.Roggen@hewlettpointcapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Tuttle & Bond, PLLC__
(Name – if individual, state last, first, and middle name)

__3488 South U.S. Hwy 77__	__Giddings__	__TX__	__78942__
(Address)	(City)	(State)	(Zip Code)
__03/19/2019__		__6543__	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alan Roggen, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of HEWLETT POINT SECURITIES, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Alan D. Roggen

Title: CEO

Lori Wickey
Notary Public

LORI WICKEY
Notary Public - State of Florida
Commission # HH 613534
My Comm. Expires Nov 17, 2028

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to ~~consolidated~~ statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Hewlett Point Securities LLC

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

December 31, 2024

Contents



Tuttle & Bond, PLLC
Certified Public Accountants


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Member's of Hewlett Point Securities LLC

<u>**Opinion on Financial Statements**</u>

We have audited the accompanying statement of financial condition of Hewlett Point Securities LLC (the "Company") as of December 31, 2024, and the related statements of operations, member's equity and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

<u>**Basis for Opinion**</u>

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Tuttle & Bond, PLLC

Giddings, Texas
February 4, 2025
We have served as the auditor for Hewlett Point Securities LLC since 2024.



Hewlett Point Securities LLC
Financial Statements
Statement of Financial Condition
For the year ended December 31, 2024

	Dec 31, 2024
ASSETS	
Current Assets	
Cash	
Axos BasicBus0001	$ 2,164
IB U7804220	69,681
Interactive Brokers Correspondent	2,160
Total Cash	$ 74,005
TOTAL ASSETS (all current)	**$ 74,005**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	156
Inter-company transfer	3,409
Total Liabilities (all current)	3,565
Equity	
Retained earnings	(111,614)
Net Income	182,053
Total Equity	$ 70,440
TOTAL LIABILITIES & EQUITY	**$ 74,005**

The accompanying notes are an integral part of these financial statements.

Note 1 – Organization

Hewlett Point Securities LLC is a wholly owned company of Raynor and Roggen Holding LLC. The company was founded in November of 2018, in the state of Florida.

Hewlett Point Securities was authorized by FINRA and SIPC on October 28, 2021. Hewlett Point Securities tailors each client's account setup and technology build out to their specific goals and requirements. We provide a primary nexus to the futures industry and a dedicated point of contact within our firm, reducing noise and imprecision throughout the investing process. The Company acts as an introducing broker-dealer, the Company is exempt from the provisions of Rule 15c3-3 as the Company does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, and does not carry accounts of or for customers.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The Company's financial statements are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

For the purposes of these financial statements the Company records highly liquid securities with maturities of three months or less at the time of purchase as cash.

Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

FASB ASC 820 defines fair value, established a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transactions to sell the asset or transfer the liability occur in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Note 2 – Summary of Significant Accounting Policies (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 – inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
- Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The availability of observable inputs can vary from instrument to instrument and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgment and consideration of factors specific to the instrument.

On December 31, 2024, the Company's cash equivalent includes only "Cash in Bank" is valued utilizing quoted market prices for identical instruments and are thus categorized in Level 1 of the fair value hierarchy.

Income Taxes

As a limited liability company, the Company is treated as a partnership for Federal and State income tax purposes. Under subchapter K of the Internal Revenue Code, each member is taxed separately on his distributive share of the Company's income whether or not that income is actually distributed. Accordingly, no provision for income taxes has been recorded in the accompanying statement of operations for the year ended December 31, 2024.

Concentration, Risk and Credit Risk

The Company's cash is maintained at high credit quality financial institutions. Balances in the bank are insured by the Federal Deposit Corporation (FDIC) and/ treasury securities are guaranteed by the U.S. Governemtn and covered by the Securities Invesot Protection Corporation. or Securities Investor Protection Corpoorationin . The balances have not exceeded federally insured limits of $ 250,000 during the year ended December 31, 2024.

Note 2 – Summary of Significant Accounting Policies (continued)

The Company receives commissions on the purchase and sales of securities made on behalf of its customers. Revenue is recorded by the Company when the services are rendered, and the performance obligation has been met.

Securities Transactions

Principal transactions and related revenues and expenses are recorded at fair value on a trade-date basis (as if they had settled). Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded in trading revenue in the statement of income. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net as receivable from the clearing broker on the statement of financial condition.

New Accounting Pronouncements

In December 2019, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (ASU 2019-12), which simplifies the accounting for income taxes. This guidance will be effective for entities for the fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, beginning after December 15, 2022, on a prospective basis, with early adoption permitted. We have adopted the new standard effective January 1, 2023, and do not expect the adoption of this guidance to have a material impact on our financial statements.

Note 3 – Related Party Transactions

The Company leases its office space from a related party, the lease is paid on a month-to-month basis. For the year ended December 31, 2024, the lease expense was $7200. Related parties payable as of December 31, 2024, was $0. The Company leases its office space under an operating lease paid on a month-to-month basis at a cost of $600 per month

Note 4 – Member's Equity

During the fiscal year ending on December 31, 2024, the Company distributed $165,000 to its members, utilizing funds exclusively sourced from accrued profits, thereby aligning with regulatory guidelines. Notably, withdrawing equity capital within one year from the contribution date is strictly prohibited without written authorization from FINRA. The distributions had a noteworthy impact on the Company's capital structure for the reporting period. The Company received no contributions, in the year ended December 31, 2023.

Note 5 - Commitments and Contingencies

Hewlett Point Securities, LLC does not have any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date as of December 31, 2024.

Note 6 - Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, (codified in ASC 606). The Company recognizes revenue when services are transferred to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client. To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation.

General Securities Revenue
The Company has entered into a clearing agreement with a clearing broker whereby it introduces customers and receives revenue. Customers enter into a customer agreement with the clearing broker which establishes the terms under which the customer agrees to compensate the parties for transactions provided, including the purchase and sale of financial products and fees for account maintenance. The transaction price is determined by the market and may include a commission or markup ("transaction fees") added by the Company. The Company or clearing affiliate may charge/earn fees for margin lending, balances held, and sundry services ("other services"), as set forth in the customer agreement, which fees may be shared with the Company. All services are satisfied, and transaction and other fees are recognized, on the transaction date; the date in which the underlying financial instrument is purchased or sold, the purchaser or seller is identified, pricing is agreed, risk and rewards of ownership or dispossession has occurred and transferred, and other transaction services have been provided.

Note 7 - Net Capital Requirements

The Company is a member of FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2024, the Company had net capital of $70440 which was $65440 in excess of the amount required. The Company's ratio of aggregate indebtedness to net capital was 0.05 to 1.

Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3- 3(k)(2)(ii) by promptly transmitting all customer funds or securities to the clearing broker who carries the customer accounts.

Note 8 - Subsequent Events

The Company has evaluated subsequent events through the date these financial statements were available to be issued and did not identify any material subsequent events requiring adjustments to or disclosure in its financial statements.